THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

[redacted]

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

DISCLOSEABLE TRANSACTIONS
ACQUISITION OF ADDITIONAL INTEREST IN MAYNILAD AND RECAPITALISATION OF MPIC

23 July 2008

CONTENTS

In this circular, the following terms and expressions shall have the following meanings, unless otherwise defined or the context otherwise requires:

"Ashmore Funds"	certain funds managed by Ashmore Investment Management Limited;
"Board"	the board of directors of the Company;
"Company" or "First Pacific"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"December 2006 Announcement"	the Company's announcement dated 5 December 2006;
"December 2006 Circular"	the Company's circular dated 27 December 2006;
"Directors"	the directors of the Company;
"Group"	the Company and/or its subsidiaries from time to time;
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region, The People's Republic of China;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	17 July 2008 being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"Maynilad"	Maynilad Water Services, Inc., a company incorporated in the Philippines;
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Issuers;
"MPHI"	Metro Pacific Holdings, Inc., a Philippine affiliate of the Company;
"MPIC"	Metro Pacific Investments Corporation, a Philippine corporation in which MPHI has an approximately 85.6% attributable economic interest, whose shares are listed on the Philippine Stock Exchange;

"Philippines"	The Republic of the Philippines;
"PhP"	The Philippine peso, the lawful currency of the Philippines;
"SEC"	the Philippine Securities and Exchange Commission;
"SFO"	The Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"US$"	United State dollars, the lawful currency of the United States of America.

In this circular, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = PhP44.452 = HK$7.8. Percentages and figures expressed in millions and billions have been rounded.

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso
Napoleon L. Nazareno

Independent Non-Executive Directors:
Graham L. Pickles
Prof. Edward K.Y. Chen, *GBS, CBE, JP*
Sir David W.C. Tang, *KBE*

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

23 July 2008

To the shareholders of the Company for information only

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS

INTRODUCTION

Reference is made to the announcement dated 2 July 2008 issued by the Company in respect of discloseable transactions relating to the acquisition of additional interest in Maynilad by MPIC and the recapitalisation of MPIC. The purpose of this circular is to provide you with further information in relation to such acquisition and recapitalisation.

ACQUISITION BY MPIC OF ADDITIONAL INTEREST IN THE CONSORTIUM IN RELATION TO THE MAYNILAD ACQUISITION

Reference is made to the overseas regulatory announcements of the Company dated 30 June 2008 and 5 March 2008. Reference is also made to the December 2006 Announcement and December 2006 Circular relating to the acquisition of an interest by the Company, through a consortium (the "Consortium") which includes MPIC, in Maynilad (the "Maynilad Acquisition"). Maynilad holds an exclusive concession, granted by the Philippines' Metropolitan Waterworks and Sewerage System, on behalf of the Philippine government, to provide water and sewerage services in the area of West Metro Manila. As referred to in the December 2006 Announcement and the December 2006 Circular, MPIC has a 50% interest in the Consortium and the Ashmore Funds (and their affiliates) provided part of the financing for the Maynilad Acquisition by way of convertible and exchangeable debts.

The Company is pleased to announce that its affiliates have signed certain agreements with the Ashmore Funds (and their affiliates) on 27 June, 2008, to purchase and/or repay the convertible and exchangeable debts from such Ashmore Funds (and their affiliates) for a total consideration of US$140 million (approximately HK$1,092 million) (the "Acquisition"). Upon completion of the Acquisition, the Ashmore Funds (and their affiliates) will no longer have any interest in the Consortium.

The consideration for the Acquisition was arrived at after negotiations on an arm's length basis and on a willing buyer and willing seller basis, taking into account, inter alia, the comparable multiples, the net asset value and the business prospects of Maynilad.

The net asset value of Maynilad as at 31 December 2007 is PhP4,510 million (approximately US$101.5 million or approximately HK$791.4 million) and the net profits of Maynilad before and after taxation and extraordinary items are PhP1,163 million (approximately US$26.2 million and approximately HK$204.1 million) and PhP1,255 million (approximately US$28.2 million and approximately HK$220.2 million), respectively, for the financial year ended 31 December 2007 and net profits of Maynilad before and after taxation and extraordinary items are PhP779 million (approximately US$17.5 million and approximately HK$136.7 million) and PhP1,004 million (approximately US$22.6 million and approximately HK$176.2 million), respectively, for the financial year ended 31 December 2006.

The Acquisition will be funded by internal cash resources of the Group. The acquired interest in the Consortium will be consolidated and be held by MPIC following completion of the Acquisition. Such consolidation of the interest in the Consortium by MPIC will be partially funded by the Additional Funding Shares as part of the Share Issuance (described under the section "Recapitalisation of MPIC", below) and partially funded by an advance of US$40 million (approximately HK$312 million) (bearing market interest rates) from the Group.

RECAPITALISATION OF MPIC

In addition, the Company is pleased to announce a recapitalisation of MPIC involving the issuance of a total of 5,684,808,068 new common shares in the capital of MPIC ("New MPIC Shares") (the "Share Issuance") to MPHI, a Philippine affiliate of the Company, following an increase of authorised capital by MPIC (which increase of capital is subject to the consent of SEC). The recapitalisation is part of the Company's and its affiliates' plan to recapitalise and reorganise their respective assets in the Republic of the Philippines with the primary aim of repositioning MPIC within the Philippine economy in order to fully establish itself as a robustly capitalised corporate vehicle positioned to make investments in potentially high-growth sectors of the Philippine economy, including the real estate, utilities/infrastructure and healthcare sectors.

In relation to the Share Issuance, of the 5,684,808,068 total New MPIC Shares to be issued to MPHI:

(a) 1,568,925,223 New MPIC Shares (the "Funding Shares") will be issued at a price of PhP2.00 (approximately US$0.045 and approximately HK$0.35) per share for cash to MPHI and proceeds of the subscription will be used by MPIC to acquire convertible debt originally provided by the Company in connection with the Maynilad Acquisition with the remaining proceeds to be used to repay advances made by MPHI to fund the acquisition of a 34% interest in Davao Doctors Hospital in May 2008;

(b) 1,893,282,845 New MPIC Shares (the "Recapitalisation Shares") will (subject to consent of the SEC) be issued (1,237,002,525 New MPIC Shares at a price of PhP1.08236 (approximately US$0.0243 or approximately HK$0.19) per share and 656,280,320 New MPIC Shares at a price of PhP1.05286 (approximately US$0.0237 and approximately HK$0.185) per share) in consideration of the recapitalisation of certain existing shareholders' advances that were used to fund the Maynilad Acquisition and the acquisition of a 33.45% interest in Medical Doctors Inc., the owner and operator of the Makati Medical Center in the Republic of the Philippines; and

(c) 2,222,600,000 New MPIC Shares (the "Additional Funding Shares") will (subject to consent of the SEC) be issued at a price of PhP2.00 (approximately US$0.045 and approximately HK$0.35) per share and subscribed for by MPHI in cash under the recapitalisation programme and such cash consideration will be applied to partially fund the consideration of the interest in the Consortium by MPIC.

TERMS OF THE SHARE ISSUANCE

In relation to the Share Issuance, the New MPIC Shares shall have the same rights and privileges as the common shares of MPIC currently outstanding. MPIC is currently approximately 85.6% owned by MPHI. The equity structure of MPIC before and after the Share Issuance is set out below:

	Existing	%	Issuance of Funding Shares	Resulting	%	Issuance of Recapitalisation Shares	Resulting	%	Issuance of Additional Funding Shares	Resulting	%
MPHI	1,150,050,000	85.6%	1,568,925,223	2,718,975,223	93.4%	1,893,282,845	4,612,258,068	96.0%	2,222,600,000	6,834,858,068	97.3%
Public	192,868,745	14.4%	-	192,868,745	6.6%	-	192,868,745	4.0%	-	192,868,745	2.7%
	1,342,918,745	100.0%	1,568,925,223	2,911,843,968	100.0%	1,893,282,845	4,805,126,813	100.0%	2,222,600,000	7,027,726,813	100.0%

Authorised	Shares	Peso value
Common	11,950,000,000	11,950,000,000
Preferred	5,000,000,000	50,000,000
	16,950,000,000	12,000,000,000

Following the completion of the Share Issuance, MPHI's interest in MPIC will be increased from approximately 85.6% to approximately 97.3%.

The subscription prices of New MPIC Shares are determined on the following bases:

(a) in respect of the Funding Shares and the Additional Funding Shares – net asset value approach; and

(b) in respect of the Recapitalisation Shares – the stated conversion price under the various existing relevant agreements in respect of the existing shareholders' advances of MPIC.

The net asset value of MPIC as at 31 December 2007 is PhP2,383 million (approximately US$53.6 million and approximately HK$418.1 million) and the net profits of MPIC before and after taxation and extraordinary items are PhP721 million (approximately US$16.2 million and approximately HK$126.5 million) and PhP168 million (approximately US$3.8 million and approximately HK$29.5 million), respectively, for the financial year ended 31 December 2007 and net losses of MPIC before and after taxation and extraordinary items are PhP512 million (approximately US$11.5 million and approximately HK$89.8 million) and PhP686 million (approximately US$15.4 million and approximately HK$120.4 million), respectively, for the financial year ended 31 December 2006.

REASONS FOR THE TRANSACTIONS

The Directors believe that there is significant up side potential in increasing MPIC's interest in Maynilad by way of the Acquisition as water distribution is an essential infrastructure service and has the potential to provide stable operating cash flows. In addition, Maynilad has 14 years remaining of a 25 year exclusive concession to provide water to West Metro Manila, an extensive and populous area covering eight cities and two municipalities in the Metro Manila area and one city and five municipalities in Cavite province, which is a rapidly industrialising province.

The recapitalisation of MPIC by way of the Share Issuance will place MPIC in a position to fund its growth in its core businesses in line with its corporate reorganisation and recapitalisation plan which aims at placing MPIC in a position to make significant investments in potentially high-growth sectors of the Philippine economy, including the real estate, utilities/infrastructure and healthcare sectors.

The Directors believe that the terms of the Acquisition and the Share Issuance are fair and reasonable and in the interests of the Company's shareholders as a whole.

FINANCIAL EFFECTS OF THE TRANSACTIONS

After the Acquisition, the total assets and liabilities of the enlarged Group will be increased upon the consolidation of the interest in the Consortium by MPIC and the extent of increment will be subject to an assessment of the fair value of the Consortium's identifiable assets acquired, liabilities and contingent liabilities assumed. In addition, in view of the track record, earnings ability and customer base of Maynilad, the Acquisition is expected to have a positive impact on the earnings of the Group in the future.

Following the completion of the Share Issuance, MPHI's interest in MPIC will be increased from approximately 85.6% to approximately 97.3% and the Group will continue the consolidation of its interest in MPIC.

LISTING RULES IMPLICATIONS

The Acquisition and the Share Issuance each individually constitutes a discloseable transaction for the Company under the Listing Rules.

GENERAL

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

MPIC is a Philippine corporation in which MPHI has an approximate 85.6% attributable economic interest and is an investment and management company with holdings in a water utility, real estate development and healthcare enterprises.

Ashmore Investment Management Limited, which is based in London, is one of the world's leading specialist emerging market fund managers, managing approximately US$36.3 billion (approximately HK$283.1 billion) as at 31 March 2008 in pooled funds, segregated accounts and structured products for pension funds, central banks and other institutional investors.

To the best of the Directors' knowledge, information and belief and having made all reasonable enquiry, the counterparties referred to in this circular and the ultimate beneficial owner of such counterparties are third parties independent of the Company and its connected persons.

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Board collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and the Stock Exchange were as follows:

(a) Long positions in shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963(C)(i)	43.99	–
Manuel V. Pangilinan	6,252,759(P)	0.19	62,000,000
Edward A. Tortorici	35,372,131(P)	1.10	21,760,000
Robert C. Nicholson	–	–	29,500,000
Ambassador Albert F. del Rosario	600,000(P)	0.02	6,000,000
Benny S. Santoso	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	4,500,000
Sir David W.C. Tang, *KBE*	–	–	3,160,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 shares in the Company. Of this, 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments

Limited which, in turn, is interested in 790,229,364 shares in the Company. Of this, 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited. The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(b) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 1,248,404 common shares[P] in MPIC, 204,933 common shares[P] in Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares[P] in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee.

- Edward A. Tortorici owned 69,596 common shares[C] and 660,000 common shares[P] in MPIC and 104,874 common shares[P] in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares[C] in P.T. Indofood Sukses Makmur Tbk (Indofood).

- Tedy Djuhar owned 15,520,335 ordinary shares[C] in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares[C] in Indofood.

- Anthoni Salim owned 632,370 ordinary shares[C] in Indofood and a direct interest of 2,007,788 shares in Indofood Agri Resources Ltd. through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 shares through First Pacific group companies.

- Ambassador Albert F. del Rosario owned 130,005 common shares[P] in PLDT, 1,560 preferred shares[P] in PLDT, 32,231,970 preferred shares in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares[P] in PMH as beneficial owner, 4,922 common shares[P] in Costa de Madera Corporation, 15,000 common shares[P] in Metro Pacific Land Holdings Inc., and 80,000 common shares[P] in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares[(P)] in MPIC, 13,927 common shares[(P)] in PLDT and 495 preferred shares[(P)] in PLDT.

(P) = Personal interest, (C) = Corporate interest

At the Latest Practicable Date, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

(ii) Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at the Latest Practicable Date, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,418,525,963 shares of the Company (long position) at the Latest Practicable Date, representing approximately 43.99 per cent of the Company's issued share capital, by way of its 46.80 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at the Latest Practicable Date, representing approximately 24.51 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 9. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at the Latest Practicable Date, representing approximately 19.48 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 226,679,173 ordinary shares of the Company in May 2008, representing approximately 7.03 per cent of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

Other than as disclosed, the Directors and chief executive of the Company are not aware of any person at the Latest Practicable Date who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

3. SERVICE CONTRACTS

No Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

6. MISCELLANEOUS

(i) The Company Secretary of the Company is Ms. Nancy L.M. Li, MSc (Corporate Governance and Directorship), BA, FCS(PE), FCIS.

(ii) The qualified accountant of the Company is Mr. Richard L. Beacher, BA(Hons) in Economics and Accounting, FCCA, CPA.

(iii) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The principal office of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(iv) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(v) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(vi) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

(iv) 主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda。

(v) 股份登記及過戶處(香港分處)為香港中央證券登記有限公司，位於香港灣仔皇后大道東一百八十三號合和中心四十六樓。

(vi) 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

(d) Marathon Asset Management Limited (Marathon)，於英國註冊成立。於二零零八年五月，Marathon通知本公司其持有226,679,173股本公司普通股，約佔本公司當日已發行股本之7.03%。於最後可行日期，本公司並無接獲有關Marathon所持股權變動之其他通知。

除上文所披露者外，就本公司董事及行政總監所知，於最後可行日期，概無其他人士擁有須根據證券及期貨條例第XV部第2及3分部須向本公司披露擁有本公司股份、相關股份及債券之權益或淡倉，或直接或間接擁有可於任何情況下在本公司股東大會中投票之任何類別股本面值5%或以上之權益。

3. 服務合約

概無任何董事與本公司訂立本公司若不作賠償(法定賠償除外)則不可於一年內終止之未屆滿服務合約。

4. 訴訟

於最後可行日期，本公司及其任何附屬公司概無牽涉任何重大訴訟或仲裁，以及就董事所知，本集團成員公司亦無任何尚未完結或將面對的重大訴訟或索償。

5. 競爭權益

於最後可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本公司業務直接或間接構成競爭之業務中擁有控股權益。

6. 其他資料

(i) 本公司之公司秘書為李麗雯女士(公司管治及董事學碩士、文學學士、FCS(PE)、FCIS)。

(ii) 本公司之合資格會計師為利翊綽先生(經濟及會計(榮譽)學士、FCCA、CPA)。

(iii) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處則位於香港中環康樂廣場8號交易廣場第二座二十四樓。

- Napoleon L. Nazareno擁有6,648股MPIC普通股(P)、13,927股PLDT普通股(P)及495股PLDT優先股(P)。

(P) = 個人權益，(C) = 法團權益

於最後可行日期，除上文所披露者外，概無本公司董事及行政總監於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中，擁有或視作擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

(ii) 本公司主要股東權益

證券及期貨條例第336條存置之主要股東股份權益及淡倉名冊顯示，於最後可行日期，本公司已知悉下列人士擁有本公司已發行股本5%或以上權益：

(a) Salerni International Limited (Salerni)，在英屬維爾京群島註冊成立。於最後可行日期，Salerni透過其於First Pacific Investments Limited (FPIL-Liberia)之46.80%權益及於First Pacific Investments (BVI) Limited (FPIL-BVI)之66.666%權益，擁有本公司1,418,525,963股股份(好倉)，約佔本公司已發行股本約43.99%。

(b) FPIL-Liberia，在利比里亞共和國註冊成立。於最後可行日期，FPIL-Liberia實益擁有本公司790,229,364股普通股，約佔本公司當日已發行股本24.51%。FPIL-Liberia由主席(林逢生)以及三位非執行董事(林文鏡、林宏修及Ibrahim Risjad)擁有，各人所佔權益比例已列示於第9頁列表附註(i)。林逢生視為擁有FPIL-Liberia所持股份之權益。

(c) FPIL-BVI，在英屬維爾京群島註冊成立。於最後可行日期，FPIL-BVI實益擁有628,296,599股普通股，約佔本公司當日已發行股本19.48%。本公司主席林逢生實益擁有FPIL-BVI全部已發行股本，因此視為擁有FPIL-BVI所持股份的權益。

有全部已發行股本之公司Salerni International Limited持有。林逢生亦擁有First Pacific Investments Limited的56.8%權益，而該公司則擁有本公司790,229,364股股份權益。於該等公司股份中，10%由林逢生直接持有，而46.8%則由Salerni International Limited持有。First Pacific Investments Limited餘下之43.2%權益由本公司非執行董事林文鏡、林宏修及Ibrahim Risjad控制之公司分別持有30%、10%及3.2%權益。

(b) *於相聯法團股份之好倉*

- 彭澤仁擁有1,248,404股MPIC普通股(P)，以實益擁有人身份擁有Philippine Long Distance Telephone Company (PLDT)之204,933股普通股(P)及360股優先股(P)，並以代理人身份持有15,417股PLDT普通股。

- 唐勵治擁有69,596股MPIC普通股(C)及660,000股MPIC普通股(P)，以及104,874股PLDT普通股(P)。

- 林文鏡擁有15,520,335股P.T. Indofood Sukses Makmur Tbk (Indofood)普通股(C)。

- 林宏修擁有15,520,335股Indofood普通股(C)。

- Ibrahim Risjad擁有6,406,180股Indofood普通股(C)。

- 林逢生擁有632,370股Indofood普通股(C)，並透過其控制公司(第一太平除外)直接擁有2,007,788股Indofood Agri Resources Ltd.之股份權益及透過第一太平集團之公司間接擁有998,200,000股該公司之股份權益。

- Albert F. del Rosario大使擁有130,005股PLDT普通股(P)及1,560股PLDT優先股(P)，以代理人身份持有32,231,970股Prime Media Holdings, Inc. (PMH)優先股，以實益擁有人身份擁有4股PMH普通股(P)，以及擁有4,922股Costa de Madera Corporation普通股(P)、15,000股Metro Pacific Land Holdings Inc.普通股(P)及80,000股Metro Strategic Infrastructure Holdings, Inc.普通股(P)。

1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，以提供有關本公司之資料。各董事願就通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏任何其他事實導致通函所載任何內容有所誤導。

2. 權益披露

(i) 董事擁有本公司及其相聯法團之權益

於最後可行日期，本公司董事及行政總監於本公司之股份及於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所(包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉)；或(b)須遵照證券及期貨條例第352條被列入該條所指登記冊內；或(c)須根據上市發行人董事進行證券交易的標準守則(「標準守則」)知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司股份之好倉

姓名	普通股	佔已發行股本的概約百分比(%)	普通股購股權
林逢生	1,418,525,963(C)(i)	43.99	–
彭澤仁	6,252,759(P)	0.19	62,000,000
唐勵治	35,372,131(P)	1.10	21,760,000
黎高臣	–	–	29,500,000
Albert F. del Rosario大使	600,000(P)	0.02	6,000,000
謝宗宣	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
陳坤耀教授，*金紫荊星章、CBE、太平紳士*	–	–	4,500,000
鄧永鏘爵士，*KBE*	–	–	3,160,000

(C) = 法團權益，(P) = 個人權益

(i) 林逢生擁有First Pacific Investments (BVI) Limited 100%權益，而該公司則擁有本公司628,296,599股股份股權益。於該等公司股份中，林逢生直接持有33.334%權益，而66.666%權益則由林逢生直接持

Ashmore Investment Management Limited建基於倫敦，為全球領先的新興市場專門基金管理者之一，截至二零零八年三月三十一日為退休金、中央銀行及其他機構投資者管理約363億美元(約2,831億港元)的基金、獨立賬戶及結構性產品。

經一切合理查詢後，就董事所知、所悉及所信，本通函所指各方及其最終實益擁有人均為獨立於本公司及其關連人士的第三方。

謹請　閣下細閱本通函附錄的資料。

此致

本公司列位股東　台照(僅供參考)

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁

二零零八年七月二十三日

進行交易的理由

董事相信，由於供水是重要的基建服務，且可為本公司提供穩定的經營現金流量，故透過增加收購MPIC於Maynilad的權益可大幅提升本公司的發展潛力。此外，Maynilad在馬尼拉都會西部地區供水之25年專營權尚餘14年，該區地大物博、人煙稠密，覆蓋馬尼拉都會區內八個城市和兩個直轄市，以及工業發展迅速的Cavite省內的一個城市和五個直轄市。

以股份發行進行資本重整將給予MPIC資金發展核心業務，以配合企業重組及資本重整計劃，旨在讓MPIC可大額投資於房地產、公用服務／基建及保健行業等於菲律賓經濟中具高增長潛力的行業。

本公司董事認為收購及股份發行條款公平合理，對本公司股東整體有利。

交易的財務影響

收購後，經擴大集團的總資產及負債會於MPIC將財團權益綜合入賬後增加，而增幅須受所收購財團的可識別資產及所承擔的負債及或然負債的公平值評估所限制。此外，基於營業紀錄以及Maynilad的盈利能力及客戶基礎，收購預期對本集團日後的盈利有正面影響。

股份發行完成後，MPHI於MPIC的權益將自約85.6%增加至約97.3%，而本集團會繼續將其擁有MPIC的權益綜合入賬。

上市規則規定

根據上市規則，收購及股份發行各自均構成本公司的須予披露的交易。

一般資料

本公司為一家建基於香港的投資及管理公司，業務位於亞洲。本公司業務以經營電訊、消費性食品、基建及天然資源為主。

MPIC為MPHI擁有約85.6%經濟權益的菲律賓企業，乃一家擁有水務供應、房地產發展及保健企業的投資及管理公司。

股份發行條款

有關股份發行，新MPIC股份與MPIC現時已發行普通股股份享有同等權利及特權。MPIC現由MPHI擁有約85.6%的權益。MPIC於股份發行前後的股權架構如下：

	現有	%	發行 集資股份	結果	%	發行資本 重整股份	結果	%	發行額外 集資股份	結果	%
MPHI	1,150,050,000	85.6%	1,568,925,223	2,718,975,223	93.4%	1,893,282,845	4,612,258,068	96.0%	2,222,600,000	6,834,858,068	97.3%
公眾	192,868,745	14.4%	–	192,868,745	6.6%	–	192,868,745	4.0%	–	192,868,745	2.7%
	1,342,918,745	100.0%	1,568,925,223	2,911,843,968	100.0%	1,893,282,845	4,805,126,813	100.0%	2,222,600,000	7,027,726,813	100.0%

法定	股份	披索價值
普通股	11,950,000,000	11,950,000,000
優先股	5,000,000,000	50,000,000
	16,950,000,000	12,000,000,000

完成股份發行後，MPHI所持MPIC權益將由約85.6%增至約97.3%。

新MPIC股份的認購價乃按以下基準釐定：

(a) 集資股份及額外集資股份—按資產淨值計算法；及

(b) 資本重整股份－按現有MPIC股東墊款的各項現有相關協議既定兌換價。

MPIC於二零零七年十二月三十一日的資產淨值為2,383,000,000披索（約53,600,000美元及約418,100,000港元），而截至二零零七年十二月三十一日止財政年度的除税及非經常項目前後的純利分別為721,000,000披索（約16,200,000美元及約126,500,000港元）及168,000,000披索（約3,800,000美元及約29,500,000港元）；而MPIC截至二零零六年十二月三十一日止財政年度的除税及非經常項目前後的虧損淨額分別為512,000,000披索（約11,500,000美元及約89,800,000港元）及686,000,000披索（約15,400,000美元及約120,400,000港元）。

MPIC的資本重整

此外，本公司欣然宣布，待MPIC增加法定股本(增加股本須待菲律賓證交會批准)後，將進行MPIC資本重整，其中涉及向本公司的菲律賓聯號公司MPHI發行MPIC股本中合共5,684,808,068股新普通股(「新MPIC股份」)(「股份發行」)。資本重整為本公司及其聯號公司計劃重整及重組各自在菲律賓共和國的資產的一部分，主要旨在協助MPIC在菲律賓經濟中重新定位，令MPIC全面成為資本穩健的公司，以投資於菲律賓經濟中增長潛力高的行業，包括房地產、公用服務／基建及保健市場。

有關股份發行，向MPHI所發行合共5,684,808,068股新MPIC股份中包括：

(a) 1,568,925,223股新MPIC股份(「集資股份」)將按每股2.00披索(約0.045美元及約0.35港元)向MPHI發行以換取現金，而MPIC將把部份認購款項用作收購原先由本公司就Maynilad收購提供的可轉換債務，餘下所得款項將用於償還由MPHI所提供以於二零零八年五月收購Davao Doctors Hospital 34%權益的墊款；

(b) 1,893,282,845股新MPIC股份(「資本重整股份」)(須待菲律賓證交會同意)將予發行，其中1,237,002,525股新MPIC股份按每股1.08236披索(約0.0243美元或約0.19港元)發行，而其中656,280,320股新MPIC股份將按每股1.05286披索(約0.0237美元及約0.185港元)發行，作為Maynilad收購及收購位於菲律賓共和國之Makati Medical Center的擁有人兼經營者Medical Doctors Inc.的33.45%權益之若干現有股東墊款之資本重整代價；及

(c) 2,222,600,000股新MPIC股份(「額外集資股份」)(須待菲律賓證交會同意)將按每股2.00披索(約0.045美元及約0.35港元)發行，由MPHI根據資本重整項目以現金認購，該現金代價將用作部分MPIC收購財團權益代價的資金。

MPIC增購有關MAYNILAD收購的財團權益

謹請參閱本公司於二零零八年六月三十日及二零零八年三月五日刊發的海外監管公告。亦請參閱本公司二零零六年十二月公告及二零零六年十二月通函，當中載有本公司透過包括MPIC在內的一家財團(「財團」)收購Maynilad權益(「Maynilad收購」)的資料。Maynilad擁有由菲律賓Metropolitan Waterworks and Sewerage System代表菲律賓政府授出為馬尼拉都會西部地區提供用水及污水處理服務之專營權。按二零零六年十二月公告及二零零六年十二月通函所述，MPIC持有財團50%權益，而Ashmore基金(及其聯號公司)透過可兑換及可轉換債務形式提供部分Maynilad收購的資金。

本公司欣然公布，本公司聯號公司與Ashmore基金(及其聯號公司)已於二零零八年六月二十七日簽訂若干協議，以總代價140,000,000美元(約1,092,000,000港元)向Ashmore基金(及其聯號公司)購買及／或償還該等可兑換及可轉換債務(「收購」)。收購完成後，Ashmore基金(及其聯號公司)將不再持有財團任何權益。

收購代價經自願買家與自願賣家公平磋商，並參考(其中包括)可資比較的比率、Maynilad的資產淨值及業務前景後釐定。

Maynilad於二零零七年十二月三十一日的資產淨值為4,510,000,000披索(約101,500,000美元及約791,400,000港元)，而截至二零零七年十二月三十一日止財政年度的除税及非經常項目前後的純利分別為1,163,000,000披索(約26,200,000美元及約204,100,000港元)及1,255,000,000披索(約28,200,000美元及約220,200,000港元)；而Maynilad截至二零零六年十二月三十一日止財政年度的除税及非經常項目前後的純利分別為779,000,000披索(約17,500,000美元及約136,700,000港元)及1,004,000,000披索(約22,600,000美元及約176,200,000港元)。

收購資金來自本集團內部現金，而所收購的財團權益將於完成收購後綜合入賬，並由MPIC持有。MPIC併購財團權益的資金部分來自股份發行中的額外集資股份(如下文「MPIC的資本重整」一節所述)，部分則來自本集團40,000,000美元(約312,000,000港元)以市場利率計息的墊款。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

主席：
林逢生

執行董事：
彭澤仁*(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事：
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣
Napoleon L. Nazareno

獨立非執行董事：
Graham L. Pickles
陳坤耀教授，*金紫荊星章、CBE、太平紳士*
鄧永鏘爵士，*KBE*

香港總辦事處：
香港
中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

須予披露的交易

緒言

謹請參閱本公司於二零零八年七月二日就MPIC增購Maynilad權益及MPIC的資本重整的須予披露的交易而刊發的公告。本通函旨在為　閣下提供有關該收購及資本重整的其他資料。

「菲律賓」	指	菲律賓共和國；
「披索」	指	菲律賓法定貨幣菲律賓披索；
「菲律賓證交會」	指	菲律賓證券及交易委員會；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「聯交所」	指	香港聯合交易所有限公司；及
「美元」	指	美利堅合眾國法定貨幣美元。

本通函所列貨幣幣值乃按概約基準以1.00美元兌44.452披索或7.8港元的匯率折算。百分比及以百萬與十億列值的數字已經約整。

在本通函內，除另有定義或文義另有所指外，下列詞語具有以下涵義：

「Ashmore基金」	指	由Ashmore Investment Management Limited管理的若干基金；
「董事會」	指	本公司董事會；
「本公司」或「第一太平」	指	第一太平有限公司，於百慕達註冊成立的有限公司，其股份於聯交所上市；
「二零零六年十二月公告」	指	本公司於二零零六年十二月五日刊發的公告；
「二零零六年十二月通函」	指	本公司於二零零六年十二月二十七日刊發的通函；
「董事」	指	本公司的董事；
「本集團」	指	本公司及／或其不時的附屬公司；
「港元」	指	中華人民共和國香港特別行政區法定貨幣港元；
「香港」	指	中華人民共和國香港特別行政區；
「最後可行日期」	指	二零零八年七月十七日，即本通函付印前確定其所載若干資料的最後可行日期；
「上市規則」	指	香港聯合交易所有限公司頒佈的證券上市規則；
「Maynilad」	指	Maynilad Water Services, Inc.，一間於菲律賓註冊成立的公司；
「標準守則」	指	上市公司董事進行證券交易的標準守則；
「MPHI」	指	本公司的菲律賓聯號公司Metro Pacific Holdings, Inc.；
「MPIC」	指	MPHI擁有約85.6%經濟權益的菲律賓企業Metro Pacific Investments Corporation，其股份於菲律賓證券交易所上市；

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面有任何疑問，應諮詢　閣下之持牌證券商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

（根據百慕達法例註冊成立之有限公司）

網址：http://www.firstpacco.com

（股份代號：00142）

須予披露的交易
增購MAYNILAD權益及
MPIC的資本重整

END

二零零八年七月二十三日